

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 27, 2017

<u>Via E-mail</u>
Jen-Hsun Huang
President and Chief Executive Officer
Nvidia Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re:** **Nvidia Corporation**
> **10-K for Fiscal Year Ended January 31, 2016**
> **Filed March 17, 2016**
> **File No. 0-23985**

Dear Mr. Huang:

    We refer you to our comment letter dated January 31, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Tim Teter
       Senior Vice President, General Counsel and Secretary
       Nvidia Corporation

       Rebecca Peters
       Vice President, Corporate Affairs and Assistant Secretary
       Nvidia Corporation